Exhibit 99.1

Mindray Announces First Quarter 2015 Financial Results

SHENZHEN, China, May 11, 2015 -- Mindray Medical International Limited (“Mindray”, NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the first quarter ended March 31, 2015.

Highlights for First Quarter 2015

-	Net revenues increased 2.9% year-over-year to $272.5 million.
o	China net revenues grew 5.3% year-over-year to $122.0 million, representing 44.8% of the company's total net revenues.
o	International net revenues were $150.5 million, compared to $148.9 million in the first quarter of 2014. Asia Pacific sales achieved over 25% year-over-year net revenues growth.
-	Reagent net revenues increased more than 30% year-over-year. Reagents led the IVD segment growth and contributed 48.3% to the IVD segment, up from 38.1% in the same period last year.
-	Launched three products during the quarter, including a high-end tablet color ultrasound, and two low-end hematology analyzers.

"In the first quarter, the persistently challenging market conditions, currency headwinds as well as growing competition in our key regions impacted our business. However, we recorded robust sales growth in the Asia Pacific region, thanks to our continued investments to build stronger local presence," commented Mr. Li Xiting, Mindray's Executive Chairman, President and Co-Chief Executive Officer. "Our IVD reagent sales also performed well. As sales continue to ramp up for our key IVD products, we remain upbeat about the potential of this segment. In addition, we launched three products during the quarter and are well on track to meet our product launch target this year."

SUMMARY – First Quarter 2015

	Three Months Ended
(in millions of US dollars, except per-share data)	March 31
	2015	2014	% chg
Net Revenues	272.5	264.8	2.9%
Net Revenues Generated in China	122.0	115.8	5.3%
Net Revenues Generated in International Markets	150.5	148.9	1.1%
Gross Profit	148.8	146.0	1.9%
Non-GAAP Gross Profit	150.9	148.1	1.9%
Operating Income	30.9	31.3	-1.1%
Non-GAAP Operating Income	39.0	42.3	-7.8%
EBITDA	45.5	46.0	-1.0%
Net Income[1]	32.2	35.6	-9.7%
Non-GAAP Net Income[1]	39.5	46.1	-14.3%
Non-GAAP Net Income (ex tax benefit)[2]	39.5	44.7	-11.7%
Diluted EPS	0.27	0.30	-10.0%
Non-GAAP Diluted EPS	0.33	0.39	-14.6%

1 For this press release, net income and non-GAAP net income refer to GAAP net income attributable to the company and Non-GAAP net income attributable to the company as stated in exhibit below, respectively.

2 The non-GAAP net income (ex tax benefit) excludes the tax benefits of $1.4 million and $nil recognized respectively in the first quarter of 2014 and 2015 in relation to our nationwide key software enterprise status, which is currently granted every two years by the relevant government authority in China and is subject to review.

First Quarter 2015 Results

Net Revenues

Mindray reported net revenues of $272.5 million for the first quarter of 2015, a 2.9% increase from the first quarter of 2014.

-	Net revenues generated in China increased 5.3% year-over-year to $122.0 million.
-	Net revenues generated in the international markets increased 1.1% year-over-year to $150.5 million.

Performance by Segment

Patient Monitoring and Life Support Products: Net revenues in this segment increased 4.9% from the first quarter of 2014 to $102.8 million, contributing 37.7% to total net revenues in this quarter.

In-Vitro Diagnostic Products: Net revenues in this segment increased 3.0% year-over-year to $75.1 million, contributing 27.6% to total net revenues in this quarter. Reagents sales represented 48.3% of this segment’s net revenues.

Medical Imaging Systems: Net revenues in this segment decreased 1.3% year-over-year to $66.7 million, contributing 24.5% to total net revenues in this quarter.

Others: Others net revenues increased 6.0% from the first quarter of 2014 to $27.8 million, contributing 10.2% to total net revenues in this quarter. Others net revenues mainly include sales from the orthopedics business, service revenues from extended warranties, sales of accessories and repair-service revenues for the post-warranty period.

Gross Profit

First quarter 2015 gross profit was $148.8 million, a 1.9% increase from the first quarter of 2014. Gross margin was 54.6% in the first quarter of 2015 compared to 55.1% in the first quarter of 2014 and 55.3% in the fourth quarter of 2014. First quarter 2015 non-GAAP gross profit was $150.9 million, a 1.9% increase from the first quarter of 2014. Non-GAAP gross margin was 55.4% in the first quarter of 2015 compared to 55.9% in the first quarter of 2014 and 55.8% in the fourth quarter of 2014.

Operating Expenses

Selling expenses for the first quarter of 2015 were $56.5 million, or 20.7% of total net revenues, unchanged from the first quarter of 2014 and compared to 19.5% in the fourth quarter of 2014. Non-GAAP selling expenses for the first quarter of 2015 were $53.6 million, or 19.7% of total net revenues, unchanged from the first quarter of 2014 and compared to 18.8% in the fourth quarter of 2014.

General and administrative expenses for the first quarter of 2015 were $27.0 million, or 9.9% of total net revenues, compared to 11.3% in the first quarter of 2014 and 10.1% in the fourth quarter of 2014. Non-GAAP general and administrative expenses for the first quarter of 2015 were $25.1 million, or 9.2% of total net revenues, compared to 9.3% in the first quarter of 2014 and 9.5% in the fourth quarter of 2014.

Research and development expenses for the first quarter of 2015 were $34.5 million, or 12.7% of total net revenues, compared to 11.4% in the first quarter of 2014 and 12.2% in the fourth quarter of 2014. Non-GAAP research and development expenses for the first quarter of 2015 were $33.3 million, or 12.2% of total net revenues, compared to 11.0% in the first quarter of 2014 and 12.0% in the fourth quarter of 2014.

Total share-based compensation expenses for the first quarter of 2015, which were allocated to cost of revenues and related operating expenses, were $3.6 million, compared to $7.6 million in the first quarter of 2014 and $3.6 million in the fourth quarter of 2014.

Operating Income

Operating income for the first quarter of 2015 was $30.9 million, a 1.1% decrease from the first quarter of 2014. Operating margin was 11.4% in the first quarter of 2015 compared to 11.8% in the first quarter of 2014 and 13.4% in the fourth quarter of 2014. Non-GAAP operating income for the first quarter of 2015 was $39.0 million, a 7.8% decrease from the first quarter of 2014. Non-GAAP operating margin was 14.3% in the first quarter of 2015 compared to 16.0% in the first quarter of 2014 and 15.5% in the fourth quarter of 2014.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

First quarter 2015 EBITDA decreased 1.0% year-over-year to $45.5 million.

Net Income

First quarter 2015 net income decreased 9.7% year-over-year to $32.2 million. Net margin was 11.8% in the first quarter of 2015, compared to 13.5% in the first quarter of 2014 and 13.0% in the fourth quarter of 2014. First quarter 2015 non-GAAP net income declined 14.3% from the first quarter of 2014 to $39.5 million. Non-GAAP net margin was 14.5% in the first quarter of 2015, compared to 17.4% in the first quarter of 2014 and 15.0% in the fourth quarter of 2014. First quarter 2015 income tax expense was $8.3 million, representing an effective tax rate of 19.7%.

First quarter 2015 non-GAAP net income (excluding the tax benefits in relation to our nationwide key software enterprise status) decreased 11.7% year-over-year to $39.5 million. Non-GAAP net margin (excluding the tax benefits in relation to our nationwide key software enterprise status) was 14.5% in the first quarter of 2015, compared to 16.9% in the first quarter of 2014 and 14.6% in the fourth quarter of 2014.

First quarter 2015 basic and diluted earnings per share were both $0.27, compared to $0.30 for both in the first quarter of 2014. First quarter 2015 basic and diluted non-GAAP earnings per share were both $0.33, compared to $0.39 for both in the first quarter of 2014. Shares used in the computation of basic and diluted earnings per share for the first quarter of 2015 were approximately 117.8 million and 118.7 million, respectively.

Other Selected Data

Accounts receivable turnover days were 68 days in the first quarter of 2015, compared to 69 days in the first quarter of 2014 and 48 days in the fourth quarter of 2014. Inventory turnover days were 116 days in the first quarter of 2015, compared to 114 days in the first quarter of 2014 and 82 days in the fourth quarter of 2014. Accounts payable turnover days were 72 days in the first quarter of 2015, compared to 78 days in the first quarter of 2014 and 54 days in the fourth quarter of 2014. Mindray calculates the above working capital days using the average of beginning and ending balances of the quarter.

As of March 31, 2015, the company had a total of $1.1 billion in cash and cash equivalents, as well as short-term and restricted investments as compared to $1.0 billion as of March 31, 2014 and $1.1 billion as of December 31, 2014. Net cash generated from operating activities and net cash outflow for capital expenditures for the first quarter of 2015 were $37.0 million and $30.8 million respectively.

As of March 31, 2015, the company had more than 8,200 employees.

New Employee Incentive and Talent Retention Program

Separately, the company announced that its Board of Directors has approved a new employee incentive and talent retention program. Under the program, which is in the process of being established, up to $50 million a year in total will be awarded to selected key employees for three years starting 2015. This additional compensation could be in the form of cash, equity based compensation or a combination of both.

Business Outlook for Full Year 2015

Mindray continues to expect its full year 2015 net revenues to grow by a mid-single digit percentage over its full year 2014 net revenues.

Previous guidance for full year 2015 non-GAAP net income is being revised to reflect the impact of the newly announced employee incentive and talent retention program, as well as pricing pressure as a result of rising competition. Assuming the related 2015 payments are distributed half in equity based compensation and half in cash, Mindray forecasts its full year 2015 non-GAAP net income to decrease by a high-teens percentage over its full year 2014 non-GAAP net income. Please note, however, that this assumption is subject to change and the exact impact on the guidance will depend on the actual split between equity based compensation and cash payments. The company will provide more updates as additional details of the program are finalized. The non-GAAP net income guidance also excludes our tax benefits related to the nationwide key software enterprise status and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

The company continues to expect its capital expenditure for full year 2015 to be around $150 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

"Looking forward, the outlook of our overall operating environment in major markets remains challenging. We are, however, optimistic about the long-term potential of our business in these markets and will continue to execute our investment strategy," commented Mr. Cheng Minghe, Mindray's Co-Chief Executive Officer and Chief Strategic Officer. “Mindray sees our top talents as our most valuable asset and we are working on a new employee incentive and talent retention program that should help us effectively retain our key employees. Also, in light of increasing competition, we intend to adopt a more competitive pricing strategy to strengthen our market position. Although we are lowering our net income guidance as a result of these initiatives, we firmly believe that they will serve us well in ensuring the future success of our company.”

Conference Call Information

Mindray's management will hold an earnings conference call at 8:00 AM on May 12, 2015 U.S. Eastern Time (8:00 PM on May 12, 2015 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International Toll Free:

United States: 866-519-4004

United Kingdom: 080-8234-6646

Hong Kong: 800-906-601

Mainland China: 800-819-0121

Local dial-in numbers:

United States: +1-845-675-0437

United Kingdom: +44-20-3059-8139

Hong Kong: +852-3018-6771

Mainland China: 400-620-8038

Passcode for all regions: Mindray

A replay of the conference call may be accessed by phone at the following numbers until May 27, 2015.

U.S. Toll Free: +1-855-452-5696

International: +1-646-254-3697

Passcode: 23059737

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com/

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, research and development expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense, acquired intangible assets amortization expense and dispute related legal fees, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance for the first quarter of 2015. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

The company has reported for the first quarter 2015 earnings and its comparative period on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

–	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.
–	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets, and dispute related legal fees.
–	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.
–	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and dispute related legal fees.
–	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.
–	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets and dispute related legal fees, all net of related tax impact.
–	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.
–	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, income tax provision, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months ended March 31, 2014 and 2015, respectively, as stated in exhibit below.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including, without limitation, statements about Mindray's anticipated net revenues, non-GAAP net income and capital expenditure for 2015, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, statements that we remain upbeat about the potential of IVD segment as sales continue to ramp up for our key IVD products, that we are well on track to meet our product launch target of year 2015, the outlook of our overall operating environment in our major markets, statements that we are optimistic about the long-term potential of our business in our major markets and will continue to execute our investment strategy, that in light of increasing competition, we intend to adopt a more competitive pricing strategy to strengthen our market position, statements about continuation of our investment strategy and related benefits, statements about our planned employee incentive and talent retention program and its anticipated benefits and impacts under “New Employee Incentive and Talent Retention Program” and “Business Outlook for Full Year 2015”, including without limitation, statements that we are working on a new employee incentive and talent retention program that should help us effectively retain our key employees, that under the new employee incentive and talent retention program, which is in the process of being established, up to $50 million a year in total will be awarded to selected key employees for three years starting 2015, that the additional compensation under the new employee incentive and talent retention program could be in the form of cash, equity based compensation or a combination of both, that assuming the related 2015 payments under the new employee incentive and talent retention program are distributed half in equity based compensation and half in cash, we forecast our full year 2015 non-GAAP net income to decrease by a high-teens percentage over our full year 2014 non-GAAP net income, statement about the impact of the newly announced employee incentive and talent retention program, as well as pricing pressure as a result of rising competition, statements that the assumption of the related 2015 payments under the new employee incentive and talent retention program being distributed half in equity based compensation and half in cash is subject to change and the exact impact on the guidance will depend on the actual split between equity based compensation and cash payments, that we firmly believe that the new employee incentive and talent retention program and the more competitive pricing strategy will serve us well in ensuring the future success of our company, statements about our investment and pricing strategies and other statements under “Business Outlook for Full Year 2015” are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, competitive, pricing and other conditions in China and our international markets and our ability to effectively address or respond those conditions; our ability effectively attract and retain our key employees; the growth and expected growth of the medical device market in China and internationally; applicable government policies and regulations; our ability to satisfy the requirements imposed by relevant regulatory bodies; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 6 of our annual report on Form 20-F which was filed on April 16, 2015. Our results of operations for the first quarter of 2015 are not necessarily indicative of our operating results for any future periods. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

All references to "shares" are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostics, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As of December 31, 2014	As of March 31, 2015
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 2)	276,598	221,699
Restricted cash (Note 3)	7,422	10,681
Restricted Investments (Note 4)	-	242,991
Short-term investments (Note 2)	816,394	640,019
Accounts receivable, net	222,522	180,571
Inventories	150,642	164,382
Value added tax receivables	3,432	10,500
Other receivables and current assets	23,316	24,216
Prepayments and deposits	16,481	16,585
Deferred tax assets,net	14,802	16,208
Total current assets	1,531,609	1,527,852

Restricted cash, non-current (Note 3)	5,061	2,771
Other assets	9,666	9,420
Accounts receivables, net, non-current	3,350	3,423
Advances for purchase of property, plant and equipment	21,840	24,548
Property, plant and equipment, net	412,733	416,240
Land use rights, net	59,057	58,488
Intangible assets, net	175,451	169,994
Goodwill	254,435	254,115
Total assets	2,473,202	2,466,851
LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	59,625	111,638
Notes payable	9,234	9,615
Accounts payable	93,523	83,006
Advances from customers	31,396	56,330
Salaries payable	114,583	64,439
Other payables and current liabilities	168,139	168,827
Purchase consideration payable	17,173	14,647
Income taxes payable	20,415	25,762
Other taxes payable	10,342	5,746
Total current liabilities	524,430	540,010

Long-term bank loans	197,585	189,000
Other long-term liabilities	10,670	10,856
Deferred tax liabilities, net	69,233	71,933
Total liabilities	801,918	811,799

Mindray shareholders' equity:
Ordinary shares	15	15
Additional paid-in capital	453,564	458,782
Retained earnings	1,000,257	985,334
Accumulated other comprehensive income	144,120	135,953
Total Mindray shareholders' equity	1,597,956	1,580,084

Non-controlling interests	73,328	74,968
Total equity	1,671,284	1,655,052
Total liabilities and equity	2,473,202	2,466,851

(1)	Financial information is extracted from the audited financial statements included in the Company’s 2014 annual report on Form 20-F.

(2)	In respect of cash and cash equivalents and short-term investments, there is an aggregate compensating balance arrangement of $189,000 and $nil as of December 31, 2014 and March 31, 2015, respectively in relation to the drawings of certain bank loans.
(3)	Restricted cash are mainly those purchase consideration in connection with our acquisitions being held on escrow accounts.

(4)	Restricted investments are those investments in Chinese Renminbi denominated financial products placed with bank which are restricted as to withdrawal or usage according to new terms imposed on certain bank loans during the quarter ended March 31, 2015.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share amounts)

	Three months ended March 31,
	2014	2015
	US$	US$
	(unaudited)	(unaudited)
Net revenues
- China	115,828	121,957
- International	148,943	150,507
Net revenues	264,771	272,464
Cost of revenues	(118,751)	(123,629)
Gross profit	146,020	148,835

Selling expenses	(54,796)	(56,458)
General and administrative expenses	(29,813)	(26,953)
Research and development expenses	(30,143)	(34,486)
Income from operations	31,268	30,938

Other income, net	1,809	885
Interest income	10,779	11,282
Interest expense	(2,395)	(985)
Income before income taxes and non-controlling interests	41,461	42,120
Income tax provision	(4,500)	(8,306)
Net income	36,961	33,814
Less: Net income attributable to non-controlling interests	(1,323)	(1,640)
Net income attributable to Mindray shareholders	35,638	32,174

Basic earnings per share	0.30	0.27

Diluted earnings per share	0.30	0.27

Shares used in the computation of:
Basic earnings per share	116,854,637	117,814,582

Diluted earnings per share	118,270,656	118,701,761

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Three months ended March 31,
	2014	2015
	US$	US$
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	36,961	33,814
Adjustments to reconcile net income to net cash provided by operating activities	27,864	23,858
Changes in assets and liabilities, net of effects of acquisition	(45,159)	(20,680)
Net cash provided by operating activities	19,666	36,992

Cash flow from investing activities:
Acquisition cost of subsidiaries, net of cash received	(2,206)	(2,507)
Capital expenditures	(27,875)	(30,780)
Decrease in restricted cash and restricted investment	(6,455)	(53,114)
Proceeds from sale of short-term investments	241,964	9,777
Increase in short-term investments and changes in other investing activities	(12,965)	(16,383)
Net cash provided by (used in) investing activities	192,463	(93,007)

Cash flow from financing activities:
Repayment of bank loans	(50,000)	-
Proceeds from bank loans, net of costs	-	47,712
Dividend paid	(58,711)	(47,097)
Proceeds from exercise of options	345	1,615
Repurchase of ordinary American depositary shares	(68,029)	-
Cash paid to acquire a non-controlling interest	(445)	-
Cash contribution from a non-controlling interest	239	-
Net cash (used in) provided by financing activities	(176,601)	2,230

Net increase (decrease) in cash and cash equivalents	35,528	(53,785)
Cash and cash equivalents, beginning of period	385,224	276,598
Effect of exchange rate changes on cash and cash equivalents	(932)	(1,114)
Cash and cash equivalents, end of period	419,820	221,699

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(In thousands of US dollars, except share and per share amounts)

	Three months ended March 31,
	2014	2015
	(unaudited)	(unaudited)
	US$	US$
Non-GAAP net income attributable to the Company	46,054	39,458
Non-GAAP net margin	17.4%	14.5%
Amortization of acquired intangible assets	(3,447)	(3,378)
Deferred tax impact related to acquired intangible assets	615	618
Dispute related legal fees, net of related tax impact	-	(920)
Share-based compensation	(7,584)	(3,604)
GAAP net income attributable to the Company	35,638	32,174
GAAP net margin	13.5%	11.8%

Non-GAAP basic earnings per share	0.39	0.33
Non-GAAP diluted earnings per share	0.39	0.33

GAAP basic earnings per share	0.30	0.27
GAAP diluted earnings per share	0.30	0.27

Shares used in computation of:
Basic earnings per share	116,854,637	117,814,582
Diluted earnings per share	118,270,656	118,701,761

Non-GAAP operating income	42,299	39,002
Non-GAAP operating margin	16.0%	14.3%
Amortization of acquired intangible assets	(3,447)	(3,378)
Dispute related legal fees	-	(1,082)
Share-based compensation	(7,584)	(3,604)
GAAP operating income	31,268	30,938
GAAP operating margin	11.8%	11.4%

Non-GAAP gross profit	148,124	150,919
Non-GAAP gross margin	55.9%	55.4%
Amortization of acquired intangible assets	(1,931)	(1,790)
Share-based compensation	(173)	(294)
GAAP gross profit	146,020	148,835
GAAP gross margin	55.1%	54.6%

Non-GAAP selling expenses	(52,174)	(53,559)
Non-GAAP as % of total net revenues	19.7%	19.7%
Amortization of acquired intangible assets	(1,516)	(1,588)
Share-based compensation	(1,106)	(1,311)
GAAP selling expenses	(54,796)	(56,458)
GAAP as % of total net revenues	20.7%	20.7%

Non-GAAP general and administrative expenses	(24,562)	(25,097)
Non-GAAP as % of total net revenues	9.3%	9.2%
Dispute related legal fees	-	(1,082)
Share-based compensation	(5,251)	(774)
GAAP general and administrative expenses	(29,813)	(26,953)
GAAP as % of total net revenues	11.3%	9.9%

Non-GAAP research and development expenses	(29,089)	(33,261)
Non-GAAP as % of total net revenues	11.0%	12.2%
Share-based compensation	(1,054)	(1,225)
GAAP research and development expenses	(30,143)	(34,486)
GAAP as % of total net revenues	11.4%	12.7%

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(In thousands of US dollars, except share and per share amounts)

	Three months ended March 31,
	2014	2015
	US$	US$
	(unaudited)	(unaudited)
GAAP net income attributable to the Company	35,638	32,174
Interest income	(10,779)	(11,282)
Interest expense	2,395	985
Income tax provision	4,500	8,306

Earnings before interest and taxes ("EBIT")	31,754	30,183
Depreciation	8,628	9,822
Amortization	5,579	5,518

Earnings before interest, taxes, depreciation, and amortization ("EBITDA")	45,961	45,523